                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934*


                              Triton Energy, Ltd.
         --------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock (Ordinary Shares)
         --------------------------------------------------------------
                        (Title of Class of Securities)

                                   G90751101
                       --------------------------------
                                 (CUSIP Number)

                               December 31, 2000
        --------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 4 Pages

---------------------
CUSIP No. G90751101                   13G
---------------------


--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Barrow, Hanley, Mewhinney & Strauss, Inc.
               752403190
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a)                [_]
                                                        (b)                [_]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

               A Nevada corporation
--------------------------------------------------------------------------------

                       5.  SOLE VOTING POWER
  NUMBER OF                           shares
    SHARES         ------------------------------------------------------------
 BENEFICIALLY          6.  SHARED VOTING POWER
   OWNED BY                           shares
     EACH          ------------------------------------------------------------
  REPORTING            7.  SOLE DISPOSITIVE POWER
    PERSON                            shares
     WITH          ------------------------------------------------------------
                       8.  SHARED DISPOSITIVE POWER
                              ----
-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         shares
-------------------------------------------------------------------------------
10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                [_]
         CERTAIN SHARES (See Instructions)
-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON (See Instructions)
               IA
-------------------------------------------------------------------------------

                               Page 2 of 4 Pages

SCHEDULE 13G
------------


Item 1(a)    Name of Issuer:
                  Triton Energy, Ltd.

     1(b)    Address of Issuer's Principal Executive Offices:
                  6688 North Central Expressway
                  Suite 1400
                  Dallas, TX  75206

Item 2(a)    Name of Person Filing:
                  Barrow, Hanley, Mewhinney & Strauss, Inc.

     2(b)    Address of Principal Business Office or, if none, Residence:
                  One McKinney Plaza
                  3232 McKinney Avenue, 15th Floor
                  Dallas, TX  75204-2429

     2(c)    Citizenship:
                  A Nevada corporation

     2(d)    Title of Class of Securities:
                  Common Stock

     2(e)    CUSIP Number:
                  G90751101

Item 3       If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):
                  The reporting person is an Investment Adviser registered under
                  Section 203 of the Investment Advisers Act of 1940.

Item 4       Ownership:

      4(a)   Amount beneficially owned:
                            shares

      4(b)   Percent of Class:


      4(c)   Number of shares as to which such person has:
                  (i) Sole power to vote or to direct the vote:
                                shares

                               Page 3 of 4 Pages

      (ii)   Shared power to vote or to direct the vote:
                           shares

      (iii)  Sole power to dispose or to direct the disposition of:
                           shares

      (iv)   Shared power to dispose or to direct the disposition of:
                    ---

Item 5      Ownership of Five Percent or Less of a Class:
                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [x]

Item 6      Ownership of More than Five Percent on Behalf of Another Person:
                   The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock is held by certain clients of the reporting person, none of which has such right or power with respect to five percent or more of the common stock.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                   Not Applicable.

Item 8      Identification and Classification of Members of the Group:
                   Not Applicable.

Item 9      Notice of Dissolution of Group:
                   Not Applicable.

Item 10     Certification:

            By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 BARROW, HANLEY, MEWHINNEY &
                                 STRAUSS, INC.


                                 By: /s/ James P. Barrow
                                    Name: James P. Barrow
                                    Title:   President

February 12, 2001

                               Page 4 of 4 Pages